Exhibit 99.3

CONTINENTAL ENERGY CORPORATION

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

30 JUNE 2013

Expressed in U.S. Dollars

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Continental Energy Corporation;

We have audited the accompanying consolidated financial statements of Continental Energy Corporation, which comprise the consolidated statements of financial position as at December 31, 2013 and 2012, and the consolidated statements of loss and comprehensive loss, changes in equity deficiency and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence that we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Continental Energy Corporation as at December 31, 2013 and 2012, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes certain conditions that indicate the existence of a material uncertainty that cast significant doubt about Continental Energy Corporation’s ability to continue as a going concern.

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS
Vancouver, Canada
April 22, 2014

Continental Energy Corporation
(An Exploration Stage Company)
Consolidated Statements of Financial Position
Expressed in U.S. Dollars

		30 June	30 June
		2013	2012
ASSETS		$	$
Current
Cash		21,999	152,971
Receivables		2,333	2,391
Prepaid expenses and deposits		517	13,600

		24,849	168,962
Non-current assets
Investments	7	862,375	114,769
Exploration and evaluation asset	7	-	1
Equipment	8	9,403	14,412

		896,627	298,144

LIABILITIES
Current
Accounts payable and accrued liabilities	11	431,263	149,206
Loan payable to related party	11	27,107	27,926
Convertible debt	9	311,171	269,645
		769,541	446,777

EQUITY DEFICIENCY
Share capital	10	16,100,792	15,142,030
Conversion option reserve	10	10,966	8,966
Share based payment reserve	10	9,353,635	9,268,928
Deficit		(25,286,872)	(24,568,557)

Equity deficiency attributable to owners of the parent		178,521	(148,633)
Deficiency attributable to non-controlling interest	7	(51,435)	-
		127,086	(148,633)

		896,627	298,144

Nature of Operations and Going Concern (Note 1)
Subsequent Events (Note 14)

ON BEHALF OF THE BOARD:

“Richard L. McAdoo”, Director

“Robert V. Rudman”, Director

- See Accompanying Notes -

Continental Energy Corporation
(An Exploration Stage Company)
Consolidated Statements of Loss and Comprehensive Loss
Expressed in U.S. Dollars

		For the	For the
		year	year
		ended	ended
		30 June	30 June
	Note	2013	2012
		$	$
Expenses
Consulting fees	11	120,000	118,000
Depreciation	8	9,565	9,565
Financing fees – warrants	10	-	160,994
Interest and bank charges	9	66,055	65,109
Investor relations		2,181	41,915
Management fees, salaries and wages	11	160,342	172,184
Office expenses		31,332	39,644
Professional fees		104,690	86,471
Rent, office maintenance and utilities		36,226	35,966
Share-based payment expense	10	52,250	692,182
Transfer agent		20,394	25,612
Travel and accommodation		36,185	53,724

Loss before the undernoted		(639,220)	(1,501,366)

Other income (expenses)
Interest income		3	19
Foreign exchange gain		3,472	5,288
Gain on dissolution of subsidiary		-	17,829
Equity income from investment in associate	7	37,143	-
Loss on settlement of debt	10	-	(368,000)
Gain on sale of equipment	8	13,257	-
Write-off of investments	7	(114,769)	-
Write-off of exploration and evaluation assets	7	(1)	(329)

Loss and Comprehensive Loss for the Year		(700,115)	(1,846,559)

Net loss and comprehensive loss for the year attributable to:
Owners of the parent		(718,315)	(1,846,559)
Non-controlling interest		18,200	-

		(700,115)	(1,846,559)

Loss Per Share – Basic and Diluted		(0.01)	(0.02)

Weighted Average Number of Shares Outstanding		101,946,545	81,085,997

- See Accompanying Notes -

Continental Energy Corporation
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
Expressed in U.S. Dollars

	For the	For the
	year	year
	ended	ended
	30 June	30 June
	2013	2012
Cash Resources Provided By (Used In)	$	$
Operating Activities
Loss for the year	(700,115)	(1,846,559)
Items not affecting cash
Depreciation	9,565	9,565
Financing fees – warrants	-	160,994
Gain on sale of equipment	(13,257)	-
Interest on convertible debt	60,245	47,380
Interest on related party loan	733	-
Equity income from investment in associate	(37,143)	-
Loss on settlement of debt	-	368,000
Share-based payment expense	52,250	692,182
Write-off of exploration and evaluation asset	1	329
Write-off of investments	114,769	-
Changes in non-cash working capital
Receivables	60	(8)
Prepaid expenses and deposits	13,083	(7,500)
Accounts payable and accrued liabilities	310,345	(52,758)
	(189,464)	(628,375)
Investing Activities
Purchase of equipment	(5,243)	(5,405)
Sale of equipment	13,943	-
Cash on dissolution of subsidiary	-	(4,749)
Cash acquired through investment	6,844	-
Investment in TGE	-	(114,768)
Exploration and evaluation expenditures	-	(329)
	15,544	(125,251)
Financing Activities
Shares issued - cash	44,500	750,000
Proceeds from (repayment of) related party loan	(1,552)	(80,830)
Repayment of notes payable	-	(30,000)
Convertible promissory note	-	250,000
	42,948	889,170

Change in Cash	(130,972)	135,544
Cash Position – Beginning of Year	152,971	17,427
Cash Position – End of Year	21,999	152,971

Non-cash financing activities:
Shares issued - acquisition of investment	900,000	-
Shares issued - settlement of debt	30,000	870,000

- See Accompanying Notes -

Continental Energy Corporation
(An Exploration Stage Company)
Consolidated Statement of Changes in Equity Deficiency
Expressed in U.S. Dollars

		Share Capital
		Common Shares
				Share Based	Conversion		Non-
				Payment	Option		controlling
			Amount	Reserve	Reserve	Deficit	Interest	Total
	Note	Number	$	$	$	$	$	$
Balance – 1 June 2011		72,390,381	13,522,030	8,396,983	-	(22,721,998)	-	(802,985)
Issuance of shares for:							-
Private placement	10	15,000,000	750,000	-	-	-	-	750,000
Debt settlement	10	12,150,000	870,000	-	-	-	-	870,000
Convertible debt issuance cost	9	-	-	12,975	-	-	-	12,975
Financing fees – warrants	10	-	-	160,994	-	-	-	160,994
Equity component of convertible debt	9	-	-	5,794	8,966	-	-	14,760
Share-based payments	10	-	-	692,182	-	-	-	692,182
Loss for the year		-	-	-	-	(1,846,559)	-	(1,846,559)
Balance – 30 June 2012		99,540,381	15,142,030	9,268,928	8,966	(24,568,557)	-	(148,633)
Issuance of shares for:
Private placements - cash	10	1,775,000	34,272	10,228	-	-	-	44,500
Private placement – debt settlement	10	1,500,000	24,490	5,510	-	-	-	30,000
Investment in Visionaire Energy AS	7	20,000,000	900,000	-	-	-	(69,635)	830,365
Convertible debt amendments	9	-	-	16,719	2,000	-	-	18,719
Share-based payments	10	-	-	52,250	-	-	-	52,250
Loss for the year		-	-	-	-	(718,315)	18,200	(700,115)
Balance – 30 June 2013		122,815,381	16,100,792	9,353,635	10,966	(25,286,872)	(51,435)	127,086

- See Accompanying Notes

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
30 June 2013
Expressed in U.S. Dollars

1.	Nature of Operations and Going Concern

Continental Energy Corporation (the “Company” or “Continental”) is incorporated under the laws of the Province of British Columbia, Canada. The Company’s registered address and records office is 900-885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1.

The consolidated financial statements of the Company are presented in United States dollars (“U.S. dollars”), which is the functional currency of the Company. The Company trades its shares on the OTCQB.

The Company's core business is oil and gas exploration via acquisition, exploration and development of oil and gas properties and related investments. The Company has recently expanded its business into the oil and gas offshore service industry by acquiring an interest in a private Norwegian holding company that owns minority interests in two oil and gas service and support businesses.

The Company is an exploration stage company and has no properties that are currently generating revenue. The recovery of the Company’s investment in resource properties and attainment of profitable operations is principally dependent upon financing being arranged by the Company to continue operations, develop its existing resource properties and acquire new ones. The outcome of these matters cannot presently be determined because they are contingent on future events.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company has incurred operating losses over the past several fiscal years, has no current source of operating cash flow, and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its oil and gas projects.

The Company’s ability to continue as a going concern is dependent upon its ability to obtain the financing necessary to acquire, explore and develop future oil and gas properties as well as funding ongoing administration expenses by issuance of share capital or through joint ventures. Ultimately the Company must achieve future profitable production or realize proceeds from the disposition of potential oil and gas properties. Management intends to obtain additional funding by issuing common stock in private placements. There can be no assurance that management’s future financing actions will be successful. Management is not able to assess the likelihood or timing of improvements in the equity markets for raising capital for future acquisitions or expenditures. These uncertainties represent a liquidity risk and impact the Company’s ability to continue as a going concern in the future.

If the going concern assumption were not appropriate for these financial statements, liquidation accounting would apply and adjustments would be necessary to the carrying values and classification of assets, liabilities, the reported income and expenses, and such adjustments could be material.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
30 June 2013
Expressed in U.S. Dollars

2.	Basis of Preparation

a)	Basis of Presentation

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The policies presented in Note 3 were consistently applied to all periods presented and are based on IFRS issued and outstanding as of April 22, 2014, the date the Board of Directors approved the financial statements.

b)	Basis of Consolidation

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The consolidated financial statements include the accounts of the Company and its 51% owned subsidiary, Visionaire Energy AS (“Visionaire”), which was acquired during the year ended 30 June 2013 (Note 7).

3.	Summary of Significant Accounting Policies

The significant accounting policies described below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise stated.

a)	Significant Accounting Estimates and Judgments

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, profit and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if it affects both current and future periods.

Critical accounting estimates

Significant assumptions relate to, but are not limited to, the following:

i)	Share-based compensation

The Company provides compensation benefits to its employees, directors and officers through a stock option plan. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model. Expected volatility is based on historical volatility of the Company’s share price. The Company uses historical data to estimate option exercises and forfeiture rates within the valuation model. The risk-free interest rate for the expected term of the option is based on the yields of government bonds. Changes in these assumptions, especially the volatility and the expected life determination could have a material impact on the Company’s

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
30 June 2013
Expressed in U.S. Dollars

comprehensive loss for the year. When the Company determines it necessary to modify the terms of the options, the Black-Scholes option pricing model is utilized at the date of the modification and uses the modified terms in order to calculate the incremental change in value of the original option. The use of option-pricing model and a change in assumptions used within the model could result in a material impact on the Company’s comprehensive loss for the year.

ii)	Warrant valuation

The Company grants warrants in conjunction with private placements and as compensation for debt financing arrangements. The fair value of each warrant granted is estimated on the date of the grant using the Black-Scholes option pricing model. Expected volatility is based on historical volatility of the Company’s share price. The Company uses historical data to estimate warrant exercises and forfeiture rates within the valuation model. The risk-free interest rate for the expected term of the warrant is based on the yields of government bonds. Changes in these assumptions, especially the volatility and the expected life determination could have a material impact on the Company’s comprehensive loss for the year. When the Company determines it necessary to modify the terms of a warrants, the Black-Scholes option pricing model is utilized at the date of the modification and uses the modified terms in order to calculate the incremental change in value of the original warrant if the warrants were originally issued as compensation. The use of option-pricing model and a change in assumptions used within the model could result in a material impact on the Company’s comprehensive loss for the year.

Critical Judgments

i)	Promissory notes payable:

The Company, from time to time, may grant convertible instruments as part of its financing and capital raising transactions. A compound financial instrument is a debt security with an embedded conversion option or attached warrants and requires the separate recognition of the liability and equity components. The fair value of the liability portion of the compound financial instrument is determined using a market interest rate for an equivalent debt instrument without the conversion feature. This amount is recorded as a liability and the remainder of the proceeds are allocated to the conversion option and attached warrants which are recognized in the conversion option reserves and share based payment reserves respectively. This makes assumptions as to the market value of the debt instrument without the conversion feature (Note 9).

ii)

Recovery of deferred tax assets: Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets require management to assess the likelihood that the Company will generate taxable income in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows and the application of existing tax laws in each jurisdiction. The Company has not recognized any deferred tax assets on the statement of consolidated financial position as at 30 June 2013.

b)	Foreign Currencies

The functional currency is the currency of the primary economic environment in which the entity operates. The functional currency of the parent Company is the U.S. dollar and the functional

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
30 June 2013
Expressed in U.S. Dollars

currency of the Company’s subsidiary is the Norwegian Krone. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, the Effects of Changes in Foreign Exchange Rates (“IAS 21”).

Any transactions in currencies other than the functional currency have been translated to the U.S. dollar in accordance with IAS 21. Transactions in currencies other than the functional currency are recorded at that rates of exchange prevailing on dates of transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at rates prevailing at the date when the fair value was determined. All gains and losses on translation of these foreign currency transactions are included in the statements of comprehensive loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

The Company’s presentation currency is the US dollar.

c)	Loss per Share

Basic loss per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the “if converted” method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method. In the years when the Company reports a loss, the effect would be anti-dilutive, and therefore, basic and diluted loss per share are the same.

d)	Share Based Payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and service providers. The board of directors grants such options for periods of up to five years, with vesting periods determined at its sole discretion and at prices equal to or greater than the closing market price on the day preceding the date the options were granted. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value of the share purchase options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the share purchase options were granted. At each statement of financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share purchase options that are expected to vest.

e)	Valuation of Warrants

The Company values warrants issued as part of a private placement unit by allocating the proceeds from the issuance of units between common shares and common share purchase warrants on a pro-rata basis based on relative fair values as follows:

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
30 June 2013
Expressed in U.S. Dollars

  the fair value of common shares is based on the closing market price on the date the units are issued; and

  the fair value of the common share purchase warrants is determined using the Black-Scholes pricing model.

The fair value attributed to the warrants is recorded in the share based payment reserve.

f)	Exploration and Evaluation Assets

Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination. Exploration and evaluation expenditures are capitalized. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in profit or loss. Government tax credits received are recorded as a reduction to the cumulative costs incurred and capitalized on the related property.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, or (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of oil and gas resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to the oil and gas property and development assets within property, plant and equipment. Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

g)	Decommissioning Liabilities

The Company provides for the costs of decommissioning associated with long-lived assets, including the abandonment of oil and natural gas wells, related facilities, compressors, gas plants, removal of equipment from leased acreage and returning such land in a condition as it is contractually obligated. The best estimate of decommissioning liabilities is recorded in the period a well or related asset is drilled and evaluated, constructed or acquired. The decommissioning liabilities is measured in the consolidated statement of financial position at the fair value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. A corresponding amount is capitalized as part of property, plant and equipment. Any further adjustment arising from a reassessment of estimated cost of the decommissioning liabilities also has a corresponding amount capitalized, whilst the charge arising from the accretion of the discount applied to the decommissioning liabilities is treated as a component of finance costs in the consolidated statement of loss and comprehensive loss.

Management has not identified any legal or expected decommissioning liability as at 30 June 2013.

h)	Equipment

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
30 June 2013
Expressed in U.S. Dollars

Equipment is carried at cost less accumulated depreciation. Depreciation is charged so as to write-off the cost of these assets, less residual value, over their estimated useful economic lives, for the following classes of assets:

  Automobiles – 50% declining balance basis;

  Computer equipment and software – 50% declining balance basis; and

  Furniture and field equipment – 50% declining balance basis.

i)	Financial Instruments

Financial assets and liabilities

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

Financial assets and liabilities are offset and the net amount is reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Financial assets are classified into one of the following categories:

  fair value through profit or loss (“FVTPL”);

  available for sale (“AFS”);

  held-to-maturity (“HTM”); and

  loans and receivables.

The classification is determined at initial recognition and depends on the nature and purpose of the financial asset.

(i) FVTPL financial assets

Financial instruments are classified as FVTPL when the financial instrument is held for trading or it is designated as FVTPL.

A financial instrument is classified as held for trading if:

  it has been acquired principally for the purpose of selling in the near future;

  it is a part of an identified portfolio of financial instruments that the Company manages and has an actual pattern of short-term profit-making; or

  it is a derivative that is not designated and effective as a hedging instrument.

Financial instruments classified as FVTPL are stated at fair value with any resultant gain or loss recognized in profit or loss.

The Company has no financial assets classified as FVTPL.

(ii) AFS financial assets

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
30 June 2013
Expressed in U.S. Dollars

Investments held by the Company that are classified as AFS are stated at fair value. Gains and losses arising from changes in fair value are recognized directly in equity in the investments revaluation reserve. When an investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in the investments revaluation reserve is included in profit or loss for the period.

The fair value of AFS monetary assets denominated in a foreign currency is translated at the spot rate on the statement of financial position date. The change in fair value attributable to translation differences due to a change in amortized cost of the asset is recognized in profit or loss, while all other changes are recognized in equity.

The Company has no financial assets classified as AFS.

(iii) HTM financial assets

Investments are recognized on a trade-date basis and are initially measured at fair value, including transaction costs. After initial recognition, the Company measures the assets at their fair value. The Company assesses its intention and ability to hold its held-to-maturity investments to maturity not only when those financial assets are initially recognised, but also at the end of each subsequent reporting period. The Company has no HTM financial assets.

(iv) Loans and receivables

Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables.

Loans and receivables are initially recognized at the transaction value and subsequently carried at amortized cost less impairment losses. The impairment loss of receivables is based on a review of all outstanding amounts at year end. Bad debts are written off during the year in which they are identified. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

The Company has classified receivables and cash as loans and receivables.

(v) Effective interest method

The effective interest method calculates the amortized cost of a financial asset and allocates interest income over the corresponding period. The effective interest rate is the rate that discounts estimated future cash receipts over the expected life of the financial instrument, or, where appropriate, a shorter period.

(vi) Derecognition of financial assets

A financial instrument is derecognized when:

  the contractual right to the asset’s cash flows expire; or

  if the Company transfers the financial instrument and all risks and rewards of ownership to another entity.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
30 June 2013
Expressed in U.S. Dollars

Financial liabilities

Financial liabilities are classified into one of the following categories:

  fair value through profit or loss (“FVTPL”); or

  other financial liabilities.

The classification is determined at initial recognition and depends on the nature and purpose of the financial liability.

(i) FVTPL financial liabilities

This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried on the statement of financial position at fair value with changes in fair value recognized in the statements of comprehensive loss.

(ii) Other financial liabilities

These are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expenses over the corresponding period. The effective interest rate is the rate that exactly discounts estimated future cash payments over the expected life of the financial liability, or, where appropriate, a shorter period.

The Company has classified accounts payable and accrued liabilities, loan payable to related party, and convertible debt as other financial liabilities.

(iii) Derecognition of financial liabilities

Financial liabilities are derecognized when the Company’s obligations are discharged, cancelled or they expire.

j)	Impairment

Financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss as follows:

(i)

Financial assets carried at amortized cost: The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

(ii)

Available-for-sale financial assets: The impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the statement of comprehensive loss. This amount represents the

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
30 June 2013
Expressed in U.S. Dollars

cumulative loss in accumulated other comprehensive income that is reclassified to the statement of comprehensive loss.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized. Impairment losses on available-for-sale equity instruments are not reversed.

Non-financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its long lived assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGU s, or otherwise they are allocated to the smallest group of CGU s for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized in the statement of comprehensive loss.

Where an impairment loss subsequently reverses for assets with a finite useful life, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior periods. A reversal of an impairment loss is recognized in the statement of comprehensive loss.

k)	Compound Financial Instruments

Compound financial instruments issued by the Company comprise convertible promissory notes that can be converted into fixed number of common shares of the Company. The liability component of the compound financial instrument is recognized initially at the fair value of a similar liability that does not have any equity conversion option. The equity component is recognized as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Should a compound financial instrument have more than one equity component, transaction costs are allocated to the equity components in proportion to their respective fair values.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
30 June 2013
Expressed in U.S. Dollars

l)	Income Taxes

Income tax expense consists of current and deferred tax expense. Income tax expense is recognized in the statements of comprehensive loss.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred taxes are recorded using the liability method. Under the liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, it provides a valuation allowance against the excess.

The following temporary differences do not result in deferred tax assets or liabilities:

  the initial recognition of assets or liabilities that do not affect accounting or taxable profit; and

  goodwill.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset when they relate to income taxes levied by the same taxation authority.

4.	Recent Accounting Pronouncements

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRIC. The Standards impacted that are applicable to the Company are as follows:

a)	IFRS 7 Financial Instruments – Disclosure (“IFRS 7”) was amended to require additional disclosures on transition from IAS 39 to IFRS 9. The Company is currently evaluating the impact of this standard.

b)

IFRS 9, Financial Instruments (“IFRS 9”) was issued by IASB in October 2010 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. There are two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
30 June 2013
Expressed in U.S. Dollars

and interest. Otherwise it is at fair value through profit or loss. The standard has no mandatory effective date. The Company is currently evaluating the impact of this standard.

c)

IFRS 10, Consolidated Financial Statements (“IFRS 10”), was issued in May 2011 will superseded the consolidation requirements in SIC-12, Consolidation – Special Purpose Entities (“SIC-12”), and IAS 27, Consolidated and Separate Financial Statements (“IAS 27”). IFRS 10 builds on existing principles by identifying the concept of control as a determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard also provides additional guidance to assist in the determination of control where this is difficult to assess. The standards are effective for annual periods beginning on or after 1 January 2013.

d)

IFRS 11, Joint Arrangements (“IFRS 11”), was issued in May 2011 and superseded IAS 31, Joint Ventures (“IAS 31”). IFRS 11 provides for the accounting of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case). The Standard also eliminates the option to account for jointly controlled entities using the proportionate consolidation method. The standards are effective for annual periods beginning on or after 1 January 2013.

e)

IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), was issued in May 2011 and is a new and comprehensive standard on disclosure requirements for all forms of interest in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standards are effective for annual periods beginning on or after 1 January 2013.

IFRS 13, Fair Value Measurements (“IFRS 13”) was issued in May 2011 and sets out, in a single IFRS, a framework for measuring fair value. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This definition of fair value emphasizes that fair value is a market-based measurement, not an entity specific measurement. In addition, IFRS 13 also requires specific disclosures about fair value measurement. IFRS 13 is effective for annual periods beginning on or after 1 January 2013.

f)

IAS 1, Presentation of Items of Other Comprehensive Income (“OCI”) (“IAS 1”), was revised in June 2011 to change the disclosure of items presented in OCI, including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. The Company does not have any items that impact OCI and therefore the revisions to IAS 1 did not have any impact on the financial statements of the Company.

5.	Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its oil and gas properties and to maintain a flexible capital structure for its projects for the benefits of its stakeholders. As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares.

In the management of capital, the Company includes the components of shareholders’ equity as well as cash and receivables.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
30 June 2013
Expressed in U.S. Dollars

capital structure, the Company may attempt to issue new shares, enter into joint venture property arrangements, acquire or dispose of assets, or adjust the amount of cash and short-term investments.

The Company’s investment policy is to invest any excess cash in highly liquid short-term interest-bearing investments selected with regard to the expected timing of expenditures from continuing operations.

The Company is not subject to any externally imposed capital requirements and there was no change in the Company’s capital management during the year ended 30 June 2013.

6.	Financial Risk Management

The Company’s financial instruments are exposed to certain financial risks. The risk exposures and the impact on the Company’s financial instruments are summarized below.

a)	Currency risk

The Company is primarily exposed to currency fluctuations relative to the U.S. dollar through expenditures that are denominated in Canadian dollars and other foreign currencies. Also, the Company is exposed to the impact of currency fluctuations on its foreign currency monetary assets and liabilities.

The Company is exposed to foreign currency risk through the following financial assets and liabilities denominated in currencies other than U.S. dollars:

30 June 2013	Cash	Receivables	Accounts payable and accrued liabilities
Canadian dollars	$46	$2,333	$(136,030)
Indonesian Rupiah	22	-	-
Norwegian Kroner	6,844	-	(1,711)

30 June 2012	Cash	Receivables	Accounts payable and accrued liabilities
Canadian dollars	$-	$2,436	$(27,450)
Indonesian Rupiah	292	-	-

At 30 June 2013, with other variables unchanged, a +/- 10% change in exchange rates would decrease/increase the loss by $12,850.

b)	Credit risk

Credit risk is the risk of loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s cash is held by reputable financial institutions. Receivables consist of goods and services taxes due from the Federal Government of Canada. Management believes that the credit risk concentration with respect to receivables is remote.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
30 June 2013
Expressed in U.S. Dollars

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Liquidity requirements are managed based on expected cash flows to maintain sufficient capital to meet short term obligations. As at 30 June 2013, the Company had a cash balance of $21,999 (30 June 2012 - $152,971) which is not sufficient to settle current liabilities of $769,541 (30 June 2012 - $446,777). Management is currently working on obtaining financing to meet these obligations.

d)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.The Company has a positive cash balance and its debt bears interest at fixed rates. The Company has no significant concentrations of interest rate risk arising from operations.

e)	Commodity price risk

Commodity price risk is the risk of possible future changes in the commodity prices. The Company’s ability to raise capital to fund exploration and evaluation activities is subject to risks associated with fluctuations in the market price of natural gas. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

7.	Investments

Continental-GeoPetro (Bengara-II) Ltd. (“CGB2”)

By share purchase and transfer agreements with effective dates of 1 August 1998 and subsequent amendments between 30 September 1998 and 19 January 2000, the Company purchased 100% of the issued and outstanding shares of CGB2, a special purpose company incorporated in the British Virgin Islands, which operates and owns a 100% interest in the Bengara-II property, an oil and gas production sharing contract (“PSC”) in Indonesia.

On 1 January 2000, the Company farmed out 40% of its 100% interest in CGB2 and its respective underlying properties to GeoPetro Resources Company.

On 29 September 2006, the Company sold 70% of its 60% interest in CGB2 to Kunlun Energy Company Limited (“Kunlun”), formerly known as CNPC (Hong Kong) Limited and an obligation by Kunlun to carry the Company's share of the costs of drilling 4 exploration wells. The Company retained an 18% interest of CGB2. Kunlun, acting in its capacity as operator of the Bengara-II property, terminated negotiations with the Indonesian government for an extension of the PSC’s term, during the year ended 30 June 2012. Consequently, the PSC was relinquished and allowed to expire in accordance with its terms. The Company’s interest previously recorded at $1 as at 30 June 2012, was written off during the year ended 30 June 2013.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
30 June 2013
Expressed in U.S. Dollars

Tawau Green Energy Sdn. Bhd (“TGE”)

On 7 May 2012, the Company entered into an option agreement and acquired 300,000 shares of TGE for 6,000,000 Malaysian Ringgit (“MYR”) ($1,965,600). TGE is a privately held company based in Malaysia and is in the business of developing geothermal energy. Under the terms of the agreement, the first MYR 3,000,000 must be paid by the 1st anniversary of the agreement, 7 May 2013. The remaining MYR 3,000,000 of the investment was to be earned through the Company’s expenditures on a mutually agreed upon work program by the first anniversary of the agreement, or if not the Company must return an amount from its 300,000 TGE shares to the seller. By 7 May 2013, the Company had invested a total of $114,769 in TGE. On 20 May 2013, the Company returned all 300,000 of the TGE shares and wrote off its investment in TGE.

Visionaire Energy AS

On 4 June 2013, the Company acquired a 51% of the shares of in Visionaire, a privately held Norwegian holding company by issuing 20 million of its common shares with a fair value of $900,000. As the Company has a controlling interest, Visionaire’s accounts were consolidated and a non-controlling interest was recorded in the consolidated statement of financial position. The principal assets of Visionaire are its shareholdings in two separate, privately owned, offshore oil and gas service providers, both based in Bergen, Norway. Visionaire owns a 49% equity interest in VTT Maritime AS and a 41% equity interest in RADA Engineering and Consulting AS. Visionaire maintains significant influence over both investments and both are accounted for using the equity method.

The allocation of the purchase price is as follows:

June 4, 2013
Fair value of the shares issued	$900,000
Cash acquired	(6,844)
Payable to related party assumed	1,711
Non-controlling interest	(69,635)
Value of investment on acquisition	825,232

The movement in the investment is as follows:

June 30, 2013
Valued of investment on acquisition	$825,232
Equity income from associated	37,143
862,375

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
30 June 2013
Expressed in U.S. Dollars

8.	Equipment

		Computer	Furniture and
		equipment	field
	Automobiles	and software	equipment	Total
	$	$	$	$

Cost
Balance, 30 June 2011	38,774	88,325	29,921	157,020
Additions for the year	-	2,821	2,584	5,405
Balance, 30 June 2012	38,774	91,146	32,505	162,425
Additions	-	5,243	-	5,243
Disposals	(2,955)	-	-	(2,955)
Balance, 30 June 2013	35,819	96,389	32,505	164,713

Accumulated Depreciation
Balance, 30 June 2011	34,148	77,790	26,510	138,448
Depreciation	2,313	5,439	1,813	9,565
Balance, June 2012	36,461	83,229	28,323	148,013
Depreciation on disposed assets	(2,268)	-	-	(2,268)
Depreciation	1,070	6,404	2,091	9,565
Balance, 30 June 2013	35,263	89,633	30,414	155,310

Net book value
Balance, 30 June 2012	2,313	7,917	4,182	14,412
Balance, 30 June 2013	556	6,756	2,091	9,403

During the year ended 30 June 2013, the Company sold assets with a net book value of $687 (30 June 2012 - $nil) for total proceeds of $13,943 resulting in a gain on sale of equipment of $13,257 (30 June 2012 - $nil).

9.	Convertible Debt

Total
$

Balance, 30 June 2011	-
Principal	250,000
Transaction cost	(12,975)
Equity component – convertible option	(8,966)
Equity component – additional consideration warrants	(5,794)
Interest	47,380
Balance, 30 June 2012	269,645
Interest	60,245
Conversion option - amendments	(2,000)
Additional consideration warrants - amendment	(16,719)
Balance, 30 June 2013	311,171

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
30 June 2013
Expressed in U.S. Dollars

On 21 September 2011, the Company issued a convertible promissory note for proceeds of $250,000. The promissory note originally accumulated interest at a rate of 10% per annum or at 15% per annum on default of payment, with maturity date of 22 September 2012. The promissory note principal is convertible, at the election of the holder, at any time during its term into 3,125,000 common shares of the Company. Any unpaid interest upon conversion is also convertible, at the option of the promissory note holder, at the same conversion rate as the promissory note. As additional consideration, the Company issued 1,562,500 warrants (“the additional consideration warrants”) (Note 10) to the note holder, exercisable at $0.12 per share up to 22 September 2013.

On 21 November 2012, the Company reached an agreement with the note holder, increasing the interest rate retroactively to 18%, extending the maturity of the note and the conversion option to 21 March 2013 and reducing the conversion price from $0.08 to $0.05 per share. The promissory note principal is now convertible, at the election of the holder, at any time during its term into 5,000,000 common shares of the Company. The conversion option amendment resulted in an incremental fair value of $1,000.

On 21 May 2013, the Company reached an agreement with the note holder, extending the maturity date of the promissory note and conversion option to 21 September 2013, extending the term of the additional consideration warrants to 21 March 2015 and reducing the exercise price of the additional consideration warrants to $0.08. The conversion feature amendment resulted in an incremental fair value of $1,000. The additional consideration warrant amendment resulted in an incremental fair value of $16,719.

Subsequent to year end, the Company reached an agreement with the note holder, extending the maturity of the promissory note and conversion option to 30 April 2014 (Note14).

The incremental fair value of the conversion feature and the additional consideration warrants were calculated using the Black-Scholes option pricing model with the following assumptions:

		Additional
	Conversion	Consideration
	Option	Warrants
Expected dividend yield	Nil	Nil
Expected stock price volatility	86%	86%
Risk-free interest rate	0.11%	0.21%
Expected life of options (years)	0.34 – 1.83	1.83

On 21 September 2011, the fair value of the liability and the equity component were calculated on issuance of the promissory note. The fair value of the liability component was calculated using an estimated market related interest rate of 18% and was determined to be $234,432. The residual amount of $14,760, net of transaction costs of $808, represents the value of the equity components included in shareholder’s equity as reserves. The transaction costs were allocated to the liability and equity components based on the value attributed to each component. The fair value of the 1,562,500 warrants granted as additional consideration and the fair value of the conversion option were calculated using Black-Scholes option pricing model with the following assumptions:

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
30 June 2013
Expressed in U.S. Dollars

		Additional
	Conversion	Consideration
	Option	Warrants
Expected dividend yield	Nil	Nil
Expected stock price volatility	213.52%	234.52%
Risk-free interest rate	0.11%	0.21%
Expected life of options (years)	1.00	2.00

Also in conjunction with the convertible promissory note, the Company issued 250,000 finders’ warrants to an arms-length third party on 21 September 2011, exercisable at a price of $0.12 per share up to 21 September 2013. A fair value of $12,975 was recorded to the liability during the year ended 30 June 2012, using the Black-Scholes option pricing model with the following assumptions:

Finder’s
Warrants
Expected dividend yield	Nil
Expected stock price volatility	234.52%
Risk-free interest rate	0.21%
Expected life of options (years)	2.00

10.	Share Capital

Authorized Share Capital

500,000,000 common shares without par value
500,000,000 preferred shares without par value

Shares issued

Year end 30 June 2013

On 7 January 2013, the Company completed a private placement of 2,975,000 units with a purchase price of $0.02 per unit. 1,500,000 of the units, valued at $30,000, were issued to officers of the Company to extinguish debt of $30,000. The remaining proceeds of $29,500 were received in cash. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant has a term of two years and an exercise price of $0.05 per share. The Company allocated $48,572 to common shares and $10,928 to the share purchase warrants based on management’s estimate of relative fair values.

On 4 June 2013, the Company issued 20,000,000 shares of its common stock (Note 7) with a fair value of $900,000, in exchange for a 51% interest of the authorized and outstanding shares of Visionaire.

On 28 June 2013, a private placement was completed for 300,000 units for total proceeds of $15,000. Each unit consists of one common share of the Company and one-half share purchase warrant. Each warrant has a term of three years and an exercise price of $0.10 per share. The Company allocated $10,190 to common shares and $4,810 to the share purchase warrants based on management’s estimate of relative fair values.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
30 June 2013
Expressed in U.S. Dollars

Year end 30 June 2012

On 2 March 2012, 11,500,000 shares were issued to settle $460,000 in debt owing to directors, officers and consultants of the Company. The fair value of the shares was $805,000, resulting in a loss on settlement of debt of $345,000 during the year ended 30 June 2012.

On 5 March 2012, a private placement was completed for 15,000,000 shares for total proceeds of $750,000.

On 16 March 2012, 650,000 shares were issued to settle $42,000 in debt owing to an employee and a consultant of the Company. The fair value of the shares was $65,000, resulting in a loss on settlement of debt of $23,000 during the year ended 30 June 2012.

Stock options

The Company has established a share purchase option plan whereby the Board of Directors may, from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised within a period as determined by the Company's board of directors. Options vest on the grant date unless otherwise determined by the Company's board of directors. The aggregate number of common shares which may be reserved as outstanding Stock Options shall not exceed 25,000,000, and the maximum number of options held by any one individual at any one time shall not exceed 7.5% of the total number of the Company's issued and outstanding common shares.

a)	Movements in outstanding share options during the period:

		Weighted Average
	Number of	Exercise Price
	Options	per Share
		$
Outstanding – 30 June 2011	9,000,000	0.07
Granted	8,000,000	0.05
Expired	(660,000)	0.07
Outstanding - 30 June 2012	16,340,000	0.06
Granted	7,800,000	0.05
Expired	(8,340,000)	0.07
Outstanding and exercisable - 30 June 2013	15,800,000	0.05

b)	Fair value of options

On 4 January 2013, a total of 7,800,000 stock options were granted to directors, officers and consultants of the Company, with an exercise price of $0.05 and a term expiring on 31 December 2015. The fair value of these stock options is $52,250, which was charged to the statement of comprehensive loss as share based payments expense during the year ended 30 June 2013.

On 2 March 2012, a total of 8,000,000 stock options were granted to directors and senior officers with an exercise price of $0.05 and a term expiring on 31 March 2015. The fair value of these

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
30 June 2013
Expressed in U.S. Dollars

stock options is $466,028, which was charged to the statement of comprehensive loss as share-based payments expense for the year ended 30 June 2012.

On 21 September 2011, a total of 650,000 outstanding incentive stock options with an exercise price of $0.07 and terms expiring between 31 December 2011 and 30 June 2012 were amended to all have a new expiry date of 31 December 2012. The Company calculated the incremental increase in fair value of these amended stock options to be $12,435 which was charged to the share-based payment expense during the year ended 30 June 2012.

The fair value of options granted and amended were estimated using the Black-Scholes option pricing model, with the following weighted average assumptions:

	For the	For the
	year	year
	ended	ended
	30 June	30 June
	2013	2012
Expected dividend yield	Nil	Nil
Expected stock price volatility	86%	218-244%
Risk-free interest rate	0.27%	0.11-0.41%
Expected life of options (years)	2.99	1.28-3.08

c)	Share options outstanding

A summary of the Company’s options outstanding as at 30 June 2013 is as follows:

Options	Options	Exercise
Outstanding	Exercisable	Price	Expiry date
8,000,000	8,000,000	$0.05	31 March 2015
7,800,000	7,800,000	$0.05	31 December 2015
15,800,000	15,800,000

The options outstanding at 30 June 2013 had a weighted average remaining contractual life of 2.12 years.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
30 June 2013
Expressed in U.S. Dollars

Warrants

a)	Movements in warrants during the year:

		Weighted
	Number of	Average
	Warrants	Exercise Price
		per Share
		$
Outstanding – 30 June 2011	17,968,000	0.15
Issued	4,162,500	0.12
Expired	(1,000,000)	0.07
Cancelled	(350,000)	0.09
Outstanding – 30 June 2012	20,780,500	0.15
Issued	3,125,000	0.05
Expired	(12,350,000)	0.19
Warrants outstanding – 30 June 2013	11,555,500	0.06

b)	Fair value of warrants

On 28 June 2013, a total of 150,000 warrants were granted in conjunction with the Company’s private placement, with an exercise price of $0.10 and a term expiring in three years from date of grant.

On 7 January 2013, a total of 2,975,000 share purchase warrants were granted in conjunction with the Company’s private placement, with an exercise price of $0.05 and term expiring in two years from the date of grant.

On 27 March 2012, a total of 1,000,000 share purchase warrants were granted to a consultant of the Company with an exercise price of $0.15 and a term expiring 12 September 2012. The fair value of these share purchase warrants is $98,884 which was charged to the statement of comprehensive loss as share-based payments expense for the year ended 30 June 2012.

On 21 March 2012, a total of 350,000 share purchase warrants were granted to an investor relations consultant with an exercise price of $0.15 and a term expiring on 16 September 2012. The fair value of these share purchase warrants is $29,722 which was charged to the statement of comprehensive loss as share-based payments expense for the year ended 30 June 2012.

On 16 March 2012, a total of 1,000,000 share purchase warrants were granted to a consultant of the Company with an exercise price of $0.07 and a term expiring 30 June 2013. The fair value of these share purchase warrants is $85,113, which was charged to the statement of comprehensive loss as share-based payments expense for the year ended 30 June 2012.

On 21 September 2011, the Company issued 1,562,500 warrants to the holder of a convertible promissory note as additional consideration. The warrants are exercisable at $0.12 up to 22 September 2013. In addition, the Company also issued 250,000 finders’ warrants to an arms’ length third party, exercisable at a price of $0.12 per share up to 21 September 13 (Note 7).

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
30 June 2013
Expressed in U.S. Dollars

The fair value of share purchase warrants granted was estimated on the date of the grant using the Black-Scholes option pricing model, with the following weighted average assumptions:

For the
year
ended
30 June
2012
Expected dividend yield	Nil
Expected stock price volatility	239%
Risk-free interest rate	0.20%
Expected life of options (years)	1.4

On 17 May 2013, the terms of 3,975,000 and 250,000 outstanding share purchase warrants having an exercise price of $0.07 and $0.12 and an expiry date of 31 December 2013 and 21 September 2013 respectively were modified to have an exercise price of $0.05 and $0.08 and an expiry date of 31 December 2015 and 15 March 2015 respectively. As these warrants were originally issued to investors in a private placement, no amount of was recognized for the incremental increase in their fair value.

On 26 February 2013, the terms of 2,643,000 outstanding share purchase warrants having an exercise price of $0.10 and an expiry date of 26 February 2013 were modified to have an exercise price of $0.05 and an expiry date of 26 February 2014. As these warrants were originally issued to investors in a private placement, no amount of was recognized for the incremental increase in their fair value.

On 21 September 2011, the terms of 3,975,000 outstanding share purchase warrants having an exercise price of $0.07 and an expiry date of 31 December 2011 were modified to have an exercise price of $0.07 and an expiry date of 31 December 2013. The incremental increase in fair value of these amended share purchase warrants was $160,994, which was charged to the statement of loss and comprehensive loss as financing fees – warrants during the year ended 30 June 2012.

The fair value of warrants amended was estimated on the date of the amendment using the Black-Scholes option pricing model, with the following weighted average assumptions:

For the
year
ended
30 June
2012
Expected dividend yield	Nil
Expected stock price volatility	233%
Risk-free interest rate	0.21%
Expected life of options (years)	2.3

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
30 June 2013
Expressed in U.S. Dollars

c)	Warrants outstanding

A summary of the Company’s warrants outstanding as at 30 June 2013 is as follows:

Number of	Price per
Shares	Share	Expiry Date
2,643,000	$0.05	26 February 2014
2,975,000	$0.05	7 January 2015
1,812,500	$0.08	15 March 2015
3,975,000	$0.05	31 December 2015
150,000	$0.10	28 June 2016
11,555,500

The warrants outstanding have a weighted average remaining contractual life of 1.71 years.

11.	Related Party Transactions

a)	Transactions with related parties and related party balances

As at 30 June 2013, $260,925 (2012 - $87,775) was payable to officers of the Company. This amount is included in accounts payable and is unsecured, non-interest bearing and has no specific terms for repayment.

As at 30 June 2013, there was a loan payable of $27,107 (2012 - $27,926) was payable to an officer of the Company. The note accrued interest at a rate of 10% per annum, is unsecured and is due on 21 September 2013. During the year ended 30 June 2013, interest expense in the amount of $733 (2012 - $2,218) was accrued. The Company’s total repayment amounted to $19,899 during the year ended 30 June 2013, of which $13,123 was applied against the principal balance and $6,776 was applied to interest. The related party advanced a further $18,347 to the Company under the same terms as the original promissory note.

During January 2013, the Company completed a private placement of 2,975,000 units (Note 10). A total of 1,500,000 units were issued to the officers of the Company to extinguish debt of $30,000.

b)	Compensation of key management personnel

		For the	For the
		year	year
		ended	ended
		30 June	30 June
	Note	2013	2012
		$	$
Financing fees	(i)	-	113,000
Management and consulting fees		270,000	247,500
Share-based payments expense	(ii) (iii)	26,796	466,028
		296,796	826,528

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
30 June 2013
Expressed in U.S. Dollars

(i)

On 21 September 2011, the Company amended the terms of certain outstanding share purchase warrants (Note 10) to have a new expiry date of 31 December 2013. The amount attributable to directors and officers of the Company is $113,000 and was recorded on the statement of loss and comprehensive loss as financing fee - warrants.

(ii)

On 2 March 2012, a total of 8,000,000 stock options were granted to directors and officers of the Company with an exercise price of $0.05 and a term expiring on 31 March 2013 (Note 10). The Company calculated the fair value of these stock options to be $466,028, which has been charged to the statement of comprehensive loss as share- based payment expense during the year ended 30 June 2012.

(iii)

On 4 January 2013, a total of 4,000,000 stock options were granted to directors and officers of the Company and with and exercise price of $0.05 and a term expiring on 31 December 2015 (Note 10). The Company calculated the fair value of these stock options to be $26,795, which has been charged to the statement of comprehensive loss as share- based payment expense during the year ended 30 June 2013.

12.	Segmented Information

The Company’s business consists of only one reportable segment, namely exploration and evaluation of oil and gas properties. Details on a geographical basis are as follows:

	30 June	30 June
	2013	2012
Total Non-Current Assets	$	$

Europe	862,375	-
North America	-	114,768
Southeast Asia	9,403	14,414
	871,778	129,182

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
30 June 2013
Expressed in U.S. Dollars

13.	Income Taxes

The tax expense at statutory rates for the Company can be reconciled to the reported income taxes per the consolidated statement of loss and comprehensive loss as follows:

	For the	For the
	year	year
	ended	ended
	30 June	30 June
	2013	2012
	$	$

Loss before income taxes	(718,315)	(1,846,559)
Canadian federal and provincial income tax rates	25%	25.75%

Income tax recovery based on the above rates	(179,579)	(475,489)
Non-deductible expenses	45,746	203,826
Utilization of losses and US tax pools on dissolution of CGX	-	(371,032)
Effect of change in Canadian and foreign deferred tax rates	-	90,030
Tax effect of losses and temporary differences not recognized	133,833	552,665

Total income taxes	-	-

The Company’s unrecognized deferred tax assets are as follows:

	30 June	30 June
	2013	2012
	$	$

Non-capital losses	1,967,048	1,836,241
Capital losses	466,497	422,434
Resource properties	509,467	475,319
Capital assets	177,112	165,830
Share issue costs and other	13,756	12,028

Total unrecognized deferred tax assets	3,133,880	2,911,852

In assessing the recoverability of deferred tax assets other than deferred tax assets resulting from the initial recognition of assets and liabilities that do not affect accounting or taxable profit, the Company’s management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
30 June 2013
Expressed in U.S. Dollars

The Company has non-capital loss carry-forwards of approximately $7,868,000 that may be available for tax purposes in Canada as follows:

$

2014	467,000
2015	371,000
2026	-
2027	1,541,000
2028	1,389,000
2029	1,483,000
2030	860,000
2031	596,000
2032	619,000
2033	542,000

7,868,000

14.	Subsequent Events

a)

On 25 July 2013, a private placement was completed for 500,000 units for total proceeds of $25,000. Each unit consists of one common share of the Company and one half share purchase warrant. Each warrant has a term of three years and an exercise price of $0.10 per common share.

b)

On October 1, 2013, the Company granted a total of 2,000,000 share purchase warrants as total compensation to two arm’s length parties in exchange for investor relations and other financial services to the Company. Each warrant has a term of one year and an exercise price of $0.05 per common share.

c)

On 4 October 2013, the Company and the holder of the convertible promissory note (Note 9) reached an agreement to extend the maturity date of the promissory note to 15 November 2013 and on 12 December 2013, the Company and the Holder agreed to amend the note by extending the maturity date to 31 January 2014, and to reduce the exercise price of the warrants from $0.08 to $0.05.

d)

On 23 October 2013, pursuant to a private placement agreement, the Company issued 300,000 units for total proceeds of $15,000. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant has a term of three years and an exercise price of $0.10 per common share.

e)

On 7 November 2013 entered into a 50/50 joint bid arrangement with an established Malaysian partner to evaluate opportunities and present carefully selected bids for new oil and gas production sharing contracts offered in Malaysia by PETRONAS, the national oil company.

f)

On 7 November 2013, the Company issued a promissory note for proceeds of $100,000. The promissory note accrued interest at 8% per annum with maturity date of 15 May 2014. The promissory note was paid in its entirety on 14 March 2014.

g)	As a result of late filing, the British Columbia Securities Commission issued a cease trade order on 23 December 2013 and the Alberta Securities Commission issued a cease trade order on 26

Continental Energy Corporation
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
30 June 2013
Expressed in U.S. Dollars

March 2014 that prohibited the trading of the Company’s securities in Canada until the required financial reports have been filed and revocation orders have been issued.

h)

On 3 March 2014, the Company received proceeds of $750,000 in the form of an interest free loan, The lender has agreed to convert the loan into common shares of the Company at such time as the common shares can be issued.

h)

On 31 March 2014, the Company and the hold of the convertible promissory note (Note 9) reached an agreement to extend the maturity date of the promissory note to 30 April 2014 and extended the terms of the warrants to 31 December 2015.

MANAGEMENT’S DISCUSSION & ANALYSIS
FORM 51-102F1
CONTINENTAL ENERGY CORPORATION
For the Fourth Quarter and Fiscal Year EndedJune 30, 2013

The following management discussion and analysis (“MD&A”) of the Company has been prepared as of April 22, 2014 and is intended to supplement and complement Continental Energy Corporation’s (“Continental” or “the Company”) audited consolidated financial statements for the year ended June 30, 2013 and the Company’s MD&A filings for the first three quarters ended March 31, 2013. All financial information has been prepared in accordance with accounting policies consistent with International Financial Reporting Standards (“IFRS”). All amounts disclosed are in United States dollars unless otherwise stated.

NATURE OF BUSINESS

Continentalis an oil and gas exploration company engaged in the assembly of a portfolio of oil and gas exploration properties with high potential resource prospects. Continental is focusing its efforts in Southeast Asia where large tracts of acreage can be accumulated. There is a long and positive history of oil exploration success in the region and geological conditions are favorable for hydrocarbon accumulation.Continental is an exploration stage company and none of its oil and gas properties currently generate revenue.

During the fourth fiscal quarter ended June 30, 2013, the Company expanded its business into the oil and gas offshore service industry by acquiring a controlling interest in a private Norwegian holding company that owns minority interests in two oil and gas service and support businesses.

HIGHLIGHTS OF THE FOURTH QUARTER

The “Past Quarter” ended June 30, 2013 marks the end of the Fourth Quarter of the Company’s annual fiscal year endedJune 30, 2013. Significant events having material effect on the business affairs of the Company which have occurred during the three month period ended June 30, 2013 are summarized below:

Tawau Green Energy Sdn. Bhd (“TGE”)

On May 7, 2012, the Company entered into an option agreement and acquired 300,000 shares of TGE for 6,000,000 Malaysian Ringgit (“MYR”) ($1,965,600). TGE is a privately held company based in Malaysia and is in the business of developing geothermal energy. Under the terms of the agreement, the first MYR 3,000,000 must be paid by the 1st anniversary of the agreement, May 7, 2013. The remaining MYR 3,000,000 of the investment was to be earned through the Company’s expenditures on a mutually agreed upon work program by the first anniversary of the agreement, or if not the Company must return an amount from its 300,000 TGE shares to the seller in proportion to the Company shortfall. By May 7, 2013, the Company had invested a total of $114,769 in TGE. On May 20, 2013, the Company returned all 300,000 of the TGE shares and wrote off its investment in TGE.

Convertible Note

On May 21, 2013, the Company and the holder agreed (1) to amend the Convertible Note by extending the Maturity Date to September 21, 2013, (2) to extend the term of the Warrants to March 21, 2015, and (3) to reduce the exercise price of the Warrants to Eight Cents ($0.08).

Acquisition of Visionaire Energy

On June 4, 2013, the Company acquired a 51% shareholding stake in Visionaire Energy AS (“Visionaire”), a privately held Norwegian company. The acquisition was accomplished by an arms-length, non-cash, share-swap transaction with the shareholders of Visionaire. The Company issued 20 million of its common shares, representing a stake of 16.7% in the Company, in exchange for 51% of the authorized and outstanding shares of Visionaire. The principal assets of Visionaire are its management and its shareholdings in two separate, privately owned, offshore oil and gas service providers both based in Bergen, Norway. Visionaire owns a 49% equity interest in VTT Maritime AS (“VTT”) and a 41% equity interest in RADA Engineering and Consulting AS (“RADA”). The shareholders, principals and management of Visionaire also hold senior management positions in VTT and RADA.

Appointment of New Director
On June 17, 2013, Johnny Christiansen joined the Company’s Board of Directors. Mr. Christiansen is the Founder and CEO of Visionaire Invest AS, a Norwegian investment company which owns a 49% stake in Visionaire Energy AS, of which he is also Chairman.

Visionaire’s New Board of Directors
On June 18, 2013, the Company’s CEO, Richard L. McAdoo and its CFO, Robert V. Rudman both joined the Board of Directors of Visionaire Energy AS. Current directors include Johnny Christiansen and Per Arne Lislien.

Share Purchase Warrants Activity
During the Past Quarter, the following activity involving the Company’s share purchase warrants occurred:

Exercises - No outstanding share purchase warrants were exercised.

New Issues –A total of 150,000 share purchase warrants were granted pursuant to a June 2013 private placementwith an exercise price of $0.10 and a term expiring in three years from date of grant.

Expiry–A total of 1,350,000 share purchase warrants expired on June 30, 2013.

Amendments – The terms of 3,975,000 and 1,812,500 outstanding share purchase warrants having exercise prices of $0.07 and $0.12 and expiry date of December 31, 2013 and September 21, 2013 respectively, were modified to have an exercise price of $0.05 and $0.08 and expiry dates of December 31, 2015 and March 15, 2015 respectively.

Incentive Stock Options Activity
During the Past Quarter, the following activity involving the Company’s incentive stock options occurred:

Exercises - No outstanding incentive stock options were exercised.

New Grants – No new incentive stock options were granted.

Expiry – No outstanding incentive stock options expired.

Amendments – No amendments were made to the terms of any outstanding incentive stock options.

Common Share Conversion Rights Activity
During the Past Quarter, the following activity involving the common share conversion rights issued by the Company occurred:

Exercises - There were no exercises of outstanding common share conversion rights.

New Issues – There were no new common shares conversion rights issued.

Expiry – No outstanding common shares conversion rights expired.

Amendments – There were no amendments to the terms of any outstanding common share conversion rights.

Shares Issues
During the Past Quarter, 20,300,000 new shares were issued.

Pursuant to a share swap agreement dated June 4, 2013, the Company issued a total of 20 million new common shares representing 16.7% of the total outstanding shares to Visionaire Invest AS, a privately held Norwegian corporation in exchange for 1,530 shares of Visionaire Energy AS representing a 51% equity ownership. The remaining 49% interest continues to be held by Visionaire Invest AS. The principal assets of Visionaire Energy AS are its management and its shareholdings in two separate, privately owned, offshore oil and gas service providers both based in Bergen, Norway.

On June 28, 2013, a private placement was completed for 300,000 units for total proceeds of $15,000.Each unit consists of one common share of the Company and one-half share purchase warrant, with an exercise price of $0.10 per share and a term expiring in three years from the date of the grant.

SHAREHOLDING

As of June 30, 2013, the Company had 122,815,381 common shares issued and outstanding.
As of June 30, 2013, the Company had 15,800,000 unexercised stock options issued and outstanding.
As of June 30, 2013, the Company had 11,555,500 unexercised warrants issued and outstanding.
As of June 30, 2013, the Company had Nilpreferred shares issued and outstanding.
As of June 30, 2013, the Company was a borrower of a $250,000 note convertible into 5,000,000 common shares.

SUBSEQUENT EVENTS

The “Past Quarter” ended June 30, 2013 marks the end of the Fourth Quarter of the Company’s annual fiscal year endedJune 30, 2013. Significant events possibly having material effect on the business affairs of the Company which have occurred since the end of the Past Quarter but prior to publication of this report include the following:

Joint Venture in Malaysia

On November 7, 2013, the Company entered into a 50/50 joint bid arrangement with an established Malaysian partner to evaluate opportunities and present carefully selected bids for new oil and gas production sharing and risk service contracts offered in Malaysia by PETRONAS, the national oil company.

Results of Bengara-II Contract Bid Reported

On December 23, 2013, the Company announced that the bid it had submitted in February 2013 for a new Indonesian production sharing contract (PSC) for the Bengara-II Block was not successful. The Company's bid group was one of seven unsuccessful bidders. Indonesian oil and gas regulator, MIGAS, announced the winning bidder for the Bengara-II Block was PT Tansri Madjid Energi, an Indonesian coal mining company. The winning bid consisted of a firm work obligation of minimum value totalling US$ 51,750,000 which included drilling four exploration wells and conducting 2D and 3D seismic, to be carried out during the first three PSC contract years. Additionally, the winner bid a cash signature bonus of US$ 2,500,000.

Convertible Promissory Note

On October 4, 2013, the Company and the holder of the convertible promissory note agreed to amend the note by extending the maturity date to November 15, 2013 and on December 12, 2013, the parties further agreed (1) to amend the note by extending the maturity date to January 31, 2014, and (2) to reduce the exercise price of the warrants from $0.08 to $0.05.On March 29, 2014, the parties further agreed to amend the note by extending the maturity date to April 30, 2014 and by extending the term of the warrants to December 31, 2015.

Promissory Note

On November 7, 2013, the Company issued a promissory note to a Malaysian company for proceeds of $100,000. The promissory note had a maturity date of May 15, 2014 but was repaid in its entirety on March 14, 2014.

Private Placement

On July 25, 2013, a private placement was completed for 500,000 units for total proceeds of $25,000. Each unit consists of one common share of the Company and one half share purchase warrant.

On October 23, 2013, pursuant to a private placement agreement, the Company issued 300,000 units for total proceeds of $15,000. Each unit consists of one common share of the Company and one share purchase warrant.

On March 3, 2014, pursuant to a private placement agreement, the Company received proceeds of $750,000 for 15,000,000 common shares of the Company at $0.05 per common share. The Company is currently under cease trade orders of the British Columbia and Alberta Securities Commissions for failure to file its June 30, 2013 annual audited financial statements and subsequent quarterly financial statements. Closing of the private placement may occur only upon the cease trade order being rescinded. Until the Companyhas filed its past due financial statements and such time as the common shares can be issued, the Company has agreed with the subscriber that the $750,000 is considered an interest free loan to the Company.

Share Purchase Warrants Activity

Exercises - No outstanding share purchase warrants were exercised.

New Issues – During the period, a total of 2,550,000 new warrants were issued.

On July 25, 2013, a private placement was completed for 500,000 units for total proceeds of $25,000. Each unit consists of one common share of the Company and one half share purchase warrant. The 250,000 warrants have a term of three years and an exercise price of $0.10 per common share.

On October 1, 2013, the Company granted a total of 2,000,000 share purchase warrants as total compensation to two arm’s length parties in exchange for investor relations and other financial services to the Company. Each warrant has a term of one year and an exercise price of $0.05 per common share.

On October 21, 2013, pursuant to a private placement agreement, the Company issued 300,000 units for total proceeds of $15,000. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant has a term of three years and an exercise price of $0.10 per common share.

Expiry–No share purchase warrants expired during this period.

Amendments – No amendments were made to the terms of any outstanding share purchase warrants.

Incentive Stock Options Activity

Exercises - No outstanding incentive stock options were exercised.

New Grants – No new incentive stock options were granted.

Expiry – No outstanding incentive stock options expired.

Amendments – No amendments were made to the terms of any outstanding incentive stock options.

Common Share Conversion Rights Activity

Exercises - There were no exercises of outstanding common share conversion rights.

New Issues – There were no new common shares conversion rights issued.

Expiry – No outstanding common shares conversion rights expired.

Amendments – There were no amendments to the terms of any outstanding common share conversion rights.

Shares Issues

The Company issued 800,000 new common shares pursuant to a June and October private placementas described above.

SHAREHOLDING

As of this Report Date, the Company had 123,615,381 common shares issued and outstanding.
As of this Report Date, the Company had 15,800,000 unexercised stock options issued and outstanding.
As of this Report Date, the Company had 14,105,500 unexercised warrants issued and outstanding.
As of this Report Date, the Company had Nilpreferred shares issued and outstanding.
As of this Report Date, the Company was a borrower of a $250,000 note convertible into 5,000,000 common shares.

RESULTS OF OPERATIONS

Financial Results for the Fourth Quarterand Fiscal Year Ended June 30, 2013

The “Past Quarter” ended June 30, 2013 marks the end of the Fourth Quarter of the Company’s annual fiscal year endedJune 30, 2013.

  Selected Annual Information

The following table sets out selected annual information of Continental and is derived from the Company’s audited consolidated financial statements for the years ended June 30, 2013, 2012 and 2011. The Company’s annual consolidated financial statements are prepared in accordance with accounting policies consistent with IFRS.

	2013	2012	2011
	$	$	$
Sales	Nil	Nil	Nil
Income (Loss) for the Year	(700,115)	(1,846,559)	(1,893,765)
Income (Loss) per Share – Basic	(0.01)	(0.02)	(0.03)
Income (Loss) per Share – Diluted	(0.01)	(0.02)	(0.03)
Total Assets	896,627	298,144	44,484
Total Long-Term Liabilities	Nil	Nil	Nil
Dividends Declared	Nil	Nil	Nil

  Summary of Quarterly Results

The following table sets out selected unaudited quarterly financial information of Continental and is derived from unaudited quarterly financial statements prepared by management. Theseunaudited interimfinancial statements are prepared in accordance with accounting policies consistent with IFRS.

			Income (loss)	Basic and Diluted
			from Continued	Income (Loss) per
			Operations and	Share from Continued
			Net Income	Operations and Net
		Revenues	(loss)	Income (loss)
Period		$	$	$
4th	Quarter 2013	Nil	47,508	0.00
3rd	Quarter 2013	Nil	(446,450)	(0.01)
2nd	Quarter 2013	Nil	(144,702)	(0.00)
1st	Quarter 2013	Nil	(156,471)	(0.00)
4th	Quarter 2012	Nil	(208,463)	(0.00)
3rd	Quarter 2012	Nil	(1,198,449)	(0.01)
2nd	Quarter 2012	Nil	(127,534)	(0.00)
1st	Quarter 2012	Nil	(312,113)	(0.00)

Quarterly results will vary in accordance with the Company’s exploration and financing activities. The Company’s primary source of funding is through the issuance of share capital. When the capital markets are depressed, the Company’s activity level normally declines accordingly. As capital markets strengthen and the Company is able to secure equity financing with favourable terms, the Company’s activity levels and the size and scope of planned exploration projects will increase.

Another factor that affects the Company’s reported quarterly results are write-downs or write-offs of capitalized exploration and evaluation assets and its investments. The Company will write-down or write-off capitalized exploration and evaluation assets when exploration results indicate that no further work is warranted and also write-down or write-off its balances in investees if it determines that capitalized balances of these investments are impaired. The size and timing of these write-downs and write-offs cannot typically be predicted and affect the Company’s quarterly results. The Company regularly reviews its oil and gas properties and investments for any indications of impairment.

Non-cash costs such as share based payments expense and financing feesalso affect the size of the Company’s quarterly income (loss).

The activities of the Company’s associates, VTT and RADA, also cause quarterly variances in the Company’s operations.

  Operations

Year ended June 30, 2013

Overall, the Company had a loss from operations during the year ended June 30, 2013 of $700,115 compared to $1,846,559 in the year ended June 30, 2012, a decrease in loss of $1,146,444. The Company had a loss per share of $0.01 in 2013 compared to a loss per share of $0.02 in 2012.

General and administrative expenses decreased by $862,146 from $1,501,366 to $639,220 for the years ended June 30, 2012 and 2013, respectively. The decrease is primarily attributable tothe lower share-based payments expense of $52,250 compared to $692,182 in 2012 and financing fee of $nil compared to $160,994, as a result of the differences in the Company’s estimates for such items in the two years. The Company’s investor relations costs were also higher in 2012 due to the Company’s promotional activities at the time. The investor relations costs were $41,915 in 2012 and only $2,181 in 2013.

The overall loss was also higher in 2012 as a result of the Company’s issuance of shares in settlement of its accounts payable. This resulted in an additional loss of $368,000 during the year ended June 30, 2012. During the year ended June 30, 2013, the Company returned the 300,000 common shares of Tawau Green Energy Sdn. Bhd (“TGE”) acquired in fiscal 2012. The cost of such investment in TGE of $114,769 was written off during fiscal 2013. During the year ended June 30, 2013, the Company also recorded income of $37,143 as a result of equity accounting for its investments in VTT and RADA.

All other costs remained consistent with the year ended June 30, 2012.

Three month period ended June 30, 2013

Overall, the Company had income from operations during the three month period ended June 30, 2013 of $47,508 (“Current Quarter”) compared to a loss of $208,463 in the three month period ended June 30, 2012 (“Comparative Quarter”), an increase in overall income or decrease in loss of $255,971. The Company had basic and diluted income per share of $0.00 in 2013 compared to a loss per share of$0.00 in 2012.

The decrease in loss or an increase in income is primarily attributable to the change in the Company’s estimate related to share-based payments expense and finance fees – warrants during the Current Quarter. The Company revised its estimate for the fair value of the share-based payments expense from $152,880 to $52,250 and for financing fees – warrants from $154,352 to $nil in the Current Quarter. These revisions in estimates resulted in income of $254,982 compared to net expense of $26,157 resulting in overall additional income of $281,139. The Company also recorded income in the Current Quarter of $37,143 as a result of equity accounting for its investments in VTT and RADA.

The Company returned 300,000 common shares of TGE in its possession during the three months ended June 30, 2013, resulting in a write-off of such investment balance of $114,769 during the Current Quarter, offsetting the above income.

Most other costs remained consistent between the Current Quarter and the Comparative Quarter.

Liquidity

As at June 30, 2013, the Company’s consolidated financial statements reflect a working capital deficit of $744,691. As at June 30, 2012, the Company’s consolidated financial statements reflected a working capital deficit of $277,815.

Cash used in operating activities during the year ended June 30, 2013 totaled $189,464, compared with $628,375 in the prior year. Cash from investing activities during the year ended June 30, 2013 was $15,544 whereas there was $125,251 expended on such activities during the year ended June 30, 2012. The significantly greater cash outflow during the prior year was primarily due to the Company’s option agreement related to its investment in TGE.

Financing activities provided $42,948 primarily from the proceeds of a private placement.In the prior comparative period, a $750,000 private placement and a $250,000 convertible promissory noteprovided the funding for financing activities. The repayment of loans to related parties and certain promissory notes reduced the net proceeds to $889,170.

Capital Resources

The Company has no significant operations that generate cash flow and its long term financial success is dependent on management’s ability to discover economically viable oil and gas deposits and the Company’s success in the renewable energy sector. These undertakings can take many years and are subject to factors that are beyond the Company’s control.

In order to finance the Company’s exploration programs and to cover administrative and overhead expenses, the Company raises money through equity sales and from the exercise of convertible securities. Many factors influence the Company’s ability to raise funds, including the health of the resource market, the climate for oil and gas exploration investment, the Company’s track record and the experience and caliber of its management.

With a working capital deficit of $744,691 as at June 30, 2013and additional anticipated cost commitments, the Company will not have sufficient funds to meet its administrative, corporate development and exploration activities over the next twelve months. Actual funding requirements may vary from those planned due to a number of factors. The Company believes it will be able to raise the necessary capital it requires, but recognizes there will be risks involved that may be beyond its control. The Company is actively sourcing new capital.

Risks and Uncertainties

The Company has no history of profitable operations and its present business is at an early stage. As such, the Company is subject to many risks common to such enterprises, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of its early stage of operations.

The Company has no source of operating cash flow and no assurance that additional funding will be available to it for further exploration and development of its projects when required. Although the Company has been successful in the past in obtaining financing through the sale of equity securities or joint ventures, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties and other ventures.

The continued degradation of the market conditions for the financing of equity and/or debt for oil and gas exploration and development companies has created additional uncertainty for future financing of the acquisition or development of the Company’s projects.

The Company’s property interests are located in remote, undeveloped areas and the availability of infrastructure such as surface access, skilled labor, fuel and power at an economic cost, cannot be assured. These are integral requirements for exploration, development and production facilities on oil and gas properties. Power may need to be generated on site.

Oil and gas exploration is a speculative venture. There is no certainty that the money spent on exploration and development will result in the discovery of an economic oil or gas accumulation. There is no assurance that the Company's exploration activities will result in any discoveries of commercial accumulations of oil or gas. The long-term profitability of the Company's operations will in part be related to the success of its exploration programs, which may be affected by a number of factors that are beyond the control of the Company.

The oil and gas industry is intensely competitive in all its phases. The Company competes with many other oil and gas exploration companies who have greater financial resources and technical capacity.

The market price of energy is volatile and cannot be controlled.

The Company is very dependent upon the personal efforts and commitment of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of the Company could result, and other persons would be required to manage and operate the Company.

Segment Information

The Company’s business consists of two reportable segments, namely an investment in a Norwegian holding company involved in the oil and gas offshore service industry and a Jakarta, Indonesia based oil and gas exploration and evaluation operating business. Details on a geographical basis for the Company’s non-current assets are as follows:

	30 June	30 June
	2013	2012
Total Non-Current Assets	$	$

Europe	862,375	-
North America	-	114,768
Southeast Asia	9,403	14,414
	871,778	129,182

ADDITIONAL DISCLOSURE

Off-Balance Sheet Arrangements
The Company does not have any off-balance sheet arrangements not already disclosed elsewhere in the MD&A.

Material Contracts & Commitments
During the year, no new material contracts or commitments were undertaken, not elsewhere disclosed herein or in the audited consolidated financial statements for the year ended June 30, 2013.

Related Party Transactions
Details of the transactions and balances between the Company and its related parties are disclosed below.

a)	Transactions with related parties

As at June 30, 2013, $260,925 (2012 - $87,775) was payable to officers of the Company. This amount is included in accounts payable and is unsecured, non-interest bearing and has no specific terms for repayment.

As at June 30, 2013, there was a loan payable of $27,107 (2012 - $27,926) to an officer of the Company. The note accrues interest at a rate of 10% per annum, is unsecured and is due on September 21, 2013. During the year ended June 30, 2013, interest expense in the amount of $733 (2012 - $2,218) was accrued. The Company’s total repayment amounted to $19,899 during the year ended June 30, 2013, of which $13,123 was applied against the principal balance and $6,776 was applied to interest. The related party advanced a further $18,347 to the Company under the same terms as the original promissory note.

During January 2013, the Company completed a private placement of 2,975,000 units with each unit priced at $0.05 and consisting of one common share and one warrant. A total of 1,500,000 units were issued to the officers of the Company to extinguish debt of $30,000.

b)	Compensation of key management personnel

		For the	For the
		year	year
		ended	ended
		30 June	30 June
	Note	2013	2012
		$	$
Financing fees	(i)	-	113,000
Management and consulting fees		270,000	247,500
Share-based payments expense	(ii) (iii)	26,796	466,028
		296,796	826,528

(i)

On September 21, 2011, the Company amended the terms of certain outstanding share purchase warrants to have a new expiry date of December 31, 2013. The amount attributable to directors and officers of the Company is $113,000 and was recorded on the statement of loss and comprehensive loss as financing fee - warrants.

(ii)

On March 2, 2012, a total of 8,000,000 stock options were granted to directors and officers of the Company with an exercise price of $0.05 and a term expiring on March 31, 2013. The Company calculated the fair value of these stock options to be $466,028, which has been charged to the statement of comprehensive loss as share-based payment expense during the year ended 30 June 2012.

(iii)

On January 4, 2013, a total of 4,000,000 stock options were granted to directors and officers of the Company and with an exercise price of $0.05 and a term expiring on December 31, 2015. The Company calculated the fair value of these stock options to be $26,795, which has been charged to the statement of comprehensive loss as share-based payment expense during the year ended June 30, 2013.

Investor Relations, Publicity and Promotion
No material new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed above in Highlights of the Past Quarter or in Subsequent Events.

Financial Advice, New Business Consulting, Finder's Agreements, & Fund Raising
No material new arrangements, or modifications to existing agreements, were made by the Company for financial advice, new business consulting, finder's arrangements, or fund raising which are not otherwise already disclosed above in Highlights of the Past Quarter or in Subsequent Events.

Critical Accounting Policies and Estimates
The details of the Company’s accounting policies are presented in Note 3 of the Company’s audited consolidated financial statements for the period endedJune 30, 2013. The following policies are considered by management to be essential for understanding the processes and reasoning that go into the preparation of the Company’s financial statements and the uncertainties that could have a bearing on its financial results:

a)	Significant Accounting Estimates and Judgments

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, profit and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if it affects both current and future periods.

Critical accounting estimates

Significant assumptions relate to, but are not limited to, the following:

i)	Share-based compensation

The Company provides compensation benefits to its employees, directors and officers through a stock option plan. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model. Expected volatility is based on historical volatility of the Company’s share price. The Company uses historical data to estimate option exercises and forfeiture rates within the valuation model. The risk-free interest rate for the expected term of the option is based on the yields of government bonds. Changes in these assumptions, especially the volatility and the expected life determination could have a material impact on the Company’s comprehensive loss for the year. When the Company determines it necessary to modify the terms of the options, the Black-Scholes option pricing model is utilized at the date of the modification and uses the modified terms in order to calculate the incremental change in value of the original option. The use of option-pricing model and a change in assumptions used within the model could result in a material impact on the Company’s comprehensive loss for the year.

ii)	Warrant valuation

The Company grants warrants in conjunction with private placements and as compensation for debt financing arrangements. The fair value of each warrant granted is estimated on the date of the grant using the Black-Scholes option pricing model. Expected volatility is based on historical volatility of the Company’s share price. The Company uses historical data to estimate warrant exercises and forfeiture rates within the valuation model. The risk-free interest rate for the expected term of the warrant is based on the yields of government bonds. Changes in these assumptions, especially the volatility and the expected life determination could have a material impact on the Company’s comprehensive loss for the year. When the Company determines it necessary to modify the terms of a warrants, the Black-Scholes option pricing model is utilized at the date of the modification and uses the modified terms in order to calculate the incremental change in value of the original warrant, if the warrants were originally issued as compensation.

The use of option-pricing model and a change in assumptions used within the model could result in a material impact on the Company’s comprehensive loss for the year.

Critical Judgments

i)	Promissory notes payable:

The Company, from time to time, may grant convertible instruments as part of its financing and capital raising transactions. A compound financial instrument is a debt security with an embedded conversion option or attached warrants and requires the separate recognition of the liability and equity components. The fair value of the liability portion of the compound financial instrument is determined using a market interest rate for an equivalent debt instrument. This amount is recorded as a liability and the remainder of the proceeds is allocated to the conversion option and attached warrants which are recognized in the conversion option reserves and share based payment reserves respectively. This makes assumptions as to the market value of the debt instrument without the conversion feature. A change in the assumptions could result in modifications to the discount rate and could have a material impact on the effective interest rate of the instrument.

ii)

Recovery of deferred tax assets: Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position. Deferred tax assets require management to assess the likelihood that the Company will generate taxable income in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows and the application of existing tax laws in each jurisdiction. The Company has not recognized any deferred tax assets on the statement of consolidated financial position as at June 30, 2013.

b)	Exploration and Evaluation Assets

Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination. Exploration and evaluation expenditures are capitalized. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in profit or loss. Government tax credits received are recorded as a reduction to the cumulative costs incurred and capitalized on the related property.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment. Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

Accounting Policies – Recent Accounting Pronouncements

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRIC. The Standards impacted that are applicable to the Company are as follows:

a)	IFRS 7 Financial Instruments – Disclosure (“IFRS 7”) was amended to require additional disclosures on transition from IAS 39 to IFRS 9. The Company is currently evaluating the impact of this standard.

b)

IFRS 9, Financial Instruments (“IFRS 9”) was issued by IASB in October 2010 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. There are two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is at fair value through profit or loss.

The standard has no mandatory effective date. The Company is currently evaluating the impact of this standard.

c)

IFRS 10, Consolidated Financial Statements (“IFRS 10”), was issued in May 2011 will superseded the consolidation requirements in SIC-12, Consolidation – Special Purpose Entities (“SIC-12”), and IAS 27, Consolidated and Separate Financial Statements (“IAS 27”). IFRS 10 builds on existing principles by identifying the concept of control as a determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard also provides additional guidance to assist in the determination of control where this is difficult to assess.

The Company early adopted the standard on July 1, 2012. The adoption of the standard did not have any impact on the Company’s consolidation status.

d)

IFRS 11, Joint Arrangements (“IFRS 11”), was issued in May 2011 and superseded IAS 31, Joint Ventures (“IAS 31”). IFRS 11 provides for the accounting of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case). The Standard also eliminates the option to account for jointly controlled entities using the proportionate consolidation method.

The Company early adopted the standard on July 1, 2012. The adoption of the standard did not have any impact on the Company.

e)

IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), was issued in May 2011 and is a new and comprehensive standard on disclosure requirements for all forms of interest in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. The Company early adopted the standard on July 1, 2012. The adoption of the standard did not have any impact on the Company’s financial statements.

f)

IFRS 13, Fair Value Measurements (“IFRS 13”) was issued in May 2011 and sets out, in a single IFRS, a framework for measuring fair value. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This definition of fair value emphasizes that fair value is a market-based measurement, not an entity specific measurement. In addition, IFRS 13 also requires specific disclosures about fair value measurement. IFRS 13 is effective for annual periods beginning on or after 1 January 2013, with earlier application permitted. The Company is currently evaluating the impact of this standard.

g)

IAS 1, Presentation of Items of Other Comprehensive Income (“OCI”) (“IAS 1”), was revised in June 2011 to change the disclosure of items presented in OCI, including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. The Company does not have any items that impact OCI and therefore the revisions to IAS 1 did not have any impact on the financial statements of the Company.

Financial Instruments

Categories of financial instruments

	June 30,	June 30,
	2013	2012
	$	$
Financial assets
Loans and receivables
Cash	21,999	152,971
Investments	-	114,769
Receivables	2,333	2,391

	24,332	270,131

	June 30	June 30,
	2013	2012
	$	$
Financial liabilities
Other financial liabilities
Accounts payable and accrued liabilities	431,263	149,206
Loan payable to related party	27,107	27,926
Convertible debt	311,171	269,645

	769,541	446,777

Financial Risk Management

The Company’s financial instruments are exposed to certain financial risks. The risk exposures and the impact on the Company’s financial instruments are summarized below.

a)	Currency risk

The Company is primarily exposed to currency fluctuations relative to the U.S. dollar through expenditures that are denominated in Canadian dollars and Indonesian Rupiahs. Also, the Company is exposed to the impact of currency fluctuations on its foreign currency monetary assets and liabilities.

The Company is exposed to foreign currency risk through the following financial assets and liabilities denominated in currencies other than U.S. dollars:

			Accounts
			payable and
			accrued
30 June 2013	Cash	Receivables	liabilities
Canadian dollars	$46	$2,333	$(136,030)
Indonesian Rupiah	22	-	-
Norwegian Kroner	6,844	-	(1,711)

			Accounts
			payable and
			accrued
30 June 2012	Cash	Receivables	liabilities
Canadian dollars	$-	$2,436	$(27,450)
Indonesian Rupiah	292	-	-

At June 30, 2013, with other variables unchanged, a +/- 10% change in exchange rates would decrease/increase the loss by $12,850.

b)	Credit risk

Credit risk is the risk of loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash is held by reputable financial institutions. Receivables consist of goods and services taxes due from the Federal Government of Canada. Management believes that the credit risk concentration with respect to receivables is remote.

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Liquidity requirements are managed based on expected cash flows to maintain sufficient capital to meet short term obligations. As at June 30, 2013, the Company had a cash balance of $21,999 (June 30, 2012 -$152,971) which is not sufficient to settle current liabilities of $769,541 (June 30, 2012 - $446,777). Management is currently working on obtaining financing to meet these obligations.

d)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.The Company has a positive cash balance and its debt bears interest at fixed rates. The Company has no significant concentrations of interest rate risk arising from operations.

e)	Commodity price risk

Commodity price risk is the risk of possible future changes in the commodity prices. The Company’s ability to raise capital to fund exploration and evaluation activities is subject to risks associated with fluctuations in the market price of natural gas. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its oil and gas properties and to maintain a flexible capital structure for its projects for the benefits of its stakeholders. As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares.

In the management of capital, the Company includes the components of shareholders’ equity as well as cash and receivables.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, enter into joint venture property arrangements, acquire or dispose of assets, or adjust the amount of cash and short-term investments.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments selected with regard to the expected timing of expenditures from continuing operations.

The Company is not subject to any externally imposed capital requirements and there was no change in the Company’s capital management during the year ended June 30, 2013.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning Continental’s general and administrative expenses and exploration and evaluation costs is provided in the Company’s statement of loss and comprehensive loss contained in its consolidated financial statements for the year ended June 30, 2013.

Approval
The Board of Directors of Continental has delegated the responsibility and authority for approving quarterly financial statements and MD&A to the Audit Committee. The Audit Committee has approved the disclosure contained in this MD&A.

Additional Information
Additional information relating to Continental is available on SEDAR at www.sedar.com.

Claims, Contingencies & Litigation
Except for any contingencies elsewhere disclosed herein, or in the audited consolidated financial statements for the year ended June 30, 2013 published herewith, the Company knows of no material, active or pending claims or legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation that might materially adversely affect the Company or a property interest of the Company.

CONTINUOUS DISCLOSURE & FILINGS - CANADA

Additional disclosure is made on a continuous basis through periodic filings of Company financial information, significant events, including all press releases and material change reports and disclosure of new or changed circumstances regarding the Company. The financial statements are filed by the Company with the British Columbia Securities Commissions (“BCSC”) for each fiscal quarter. Shareholders and interested parties may obtain downloadable copies of mandatory filings made by the Company with Canadian securities regulators on the internet at the “SEDAR” website www.sedar.com which is the “System for Electronic Document Archiving and Retrieval”, employed by Canadian securities regulatory commissions to enable publicly traded companies to electronically file and archive documents and filings in compliance with applicable laws and securities trading regulations. The Company began filing on SEDAR in 1997. All Company filings made on SEDAR during the year and up to the date of this filing are incorporated herein by this reference.

CONTINUOUS DISCLOSURE & FILINGS - USA

The Company is also a full reporting issuer and filer of US Securities and Exchange Commission (“US-SEC”) filings. US-SEC filings include Form 20F annual reports and audited financial statements. Interim unaudited quarterly financial reports in this format together with press releases and material contracts and changes are filed under Form-6K. The Company has filed electronically on the US-SEC’s EDGAR database commencing with the Company’s Form 20F annual report and audited financial statements since its fiscal year end 2004. See website www.sec.gov/edgar/searchedgar/webusers.htm. Prior to that event the Company filed with the US-SEC in paper form. All Company filings made to US-SEC during the past fiscal year and during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

FORWARD-LOOKING INFORMATION

Forward-looking statements relate to future events or future performance and reflect management'sexpectations or beliefs regarding future events and include, but are not limited to, statements with respectto the estimation of reserves and resources, the realization of reserve estimates, thetiming and amount of estimated future production, costs of production, capital expenditures, success ofoil and gas operations, environmental risks, permitting risks, unanticipated reclamation expenses, titledisputes or claims and limitations on insurance coverage. In certain cases, forward-looking statements canbe identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget","scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", orvariations of such words and phrases or statements that certain actions, events or results "may", "could","would", "might" or "will be taken", "occur" or "be achieved" or the negative of these terms orcomparable terminology. By their very nature forward-looking statements involve known and unknownrisks, uncertainties and other factors which may cause the actual results, performance or achievements ofthe Company to be materially different from any future results, performance or achievements expressedor implied by the forward-looking statements. Such factors include, among others, risks related to actualresults of current exploration activities; changes in project parameters as plans continue to be refined;future prices of resources; possible variations in resource reserves; accidents, labourdisputes and other risks of the oil and gas industry; delays in obtaining governmental approvals or financingor in the completion of development or construction activities; as well as those factors detailed from timeto time in the Company's interim and annual financial statements which are filed and available for reviewon SEDAR at www.sedar.com. Although the Company has attempted to identify important factors thatcould cause actual actions, events or results to differ materially from those described in forward-lookingstatements, there may be other factors that cause actions, events or results not to be as anticipated,estimated or intended. There can be no assurance that forward-looking statements will prove to beaccurate, as actual results and future events could differ materially from those anticipated in suchstatements.Accordingly, readers should not place undue reliance on forward-looking statements.

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